Lloyd I. Miller, III

222 Lakeview Avenue, Suite 160-365

West Palm Beach, Florida 33401

August 6, 2012

Via Federal Express

Board of Directors

Emerson Radio Corp.

9 Entin Road

Parsippany, New Jersey 07075

Gentlemen:

I am a long-term investor with current holdings of approximately 1,680,867 shares of common stock of Emerson Radio Corp. (the “Company”). As reflected in my prior letters to the Board, I have a strong and continuing interest in the Company’s business strategies and maximizing shareholder value.

I note adverse developments in the governance of the Company, notably the following:

•	Grande Holdings Limited (Provisional Liquidators Appointed) (“Grande”), the Company’s largest shareholder, filed for bankruptcy. Mr. Fok Hei Yu, a provisional liquidator of Grande, now serves on the Board of Directors, and Grande’s filing on Schedule 13D reports that Mr. Fok has influence over the corporate activities of Emerson

•	A dispute is continuing between Grande and Deutsche Bank over a block of pledged shares of the Company’s common stock. As described in the Company’s recent Form 10-K, the beneficial ownership of the pledged shares remains unclear, creating uncertainty among public shareholders regarding control, equity value and future prospects of the Company.

Because of uncertainties regarding the control of the company and the potential adverse impacts of the Grande bankruptcy, I urge the Board and senior management to pursue the sale of all of the Company to a third party purchaser at a fair price. A whole company sale would allow the Company’s shareholders to realize value from a change of control, and would be in the interest of the liquidators of Grande as well as Deutsche Bank.

A sale of the company would also reduce certain risks, including, among others:

•	conflicts of interest of directors who may have fiduciary duties to both Grande and the Company, and the potential for further shareholder litigation,

•	potential financial harm to Emerson in light of Grande’s pending liquidation and

•	an overhang over the Company’s stock price, due to Grande’s significant control over the Company.

Urgently, in light of these risks and conflicts of interest, I ask that you pursue the sale of the entire Company, not only those shares held by Grande. Specifically, I urge the Board of Directors to establish an independent special committee that will be mindful of its fiduciary duties to the public minority shareholders and will exercise independent judgment in its review of financial terms of a transaction.

Sincerely,

/s/ Lloyd I. Miller, III

Lloyd I. Miller, III